EXHIBIT 99.1
SEABRIDGE GOLD INC.

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2013
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Seabridge Gold Inc. for the three and nine months ended September 30, 2013 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	4	4,028	2,284
Short-term deposits	4	10,102	41,099
Amounts receivable and prepaid expenses		1,031	1,911
Marketable securities	5	6,078	8,658
Other short-term investments	6	270	-
		21,509	53,952
Non-current assets
Mineral interests	6	234,708	208,091
Reclamation deposits		1,553	1,553
Property and equipment		6	7
Total non-current assets		236,267	209,651
Total assets		257,776	263,603

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	7	5,730	4,210
Taxes payable	11	386	97
Flow-through share premium	8	-	6,256
		6,116	10,563
Non-current liabilities
Deferred income tax liabilities	11	7,425	2,451
Provision for reclamation liabilities		1,483	2,059
Total non-current liabilities		8,908	4,510
Total liabilities		15,024	15,073

Shareholders’ equity	8	242,752	248,530
Total liabilities and shareholders’ equity		257,776	263,603

Contingencies and Commitments (Notes 6 and 8)
Subsequent event (Note 6)
The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012
Corporate and administrative expenses	10	(2,724)	(3,113)	(8,441)	(11,845)
Impairment of marketable securities	5	(195)	(230)	(3,778)	(809)
Gain (loss) on revaluation of other short-term investments	6	117	-	(363)	-
Gain on mineral property options	6	-	-	150	684
Gain on sale of marketable securities		98	-	98	-
Interest income		63	50	298	338
Finance expense and depreciation		(5)	(7)	(16)	(21)
Other income - flow-through shares	8	2,283	1,468	6,256	5,260
Foreign exchange gain (loss)		1	(4)	9	(14)
Loss before income taxes		(362)	(1,836)	(5,787)	(6,407)
Income tax expense	11	(1,683)	(3,475)	(5,415)	(3,108)
Income (loss) for the period		(2,045)	(5,311)	(11,202)	(9,515)

Other comprehensive loss, net of income taxes:
Unrecognized gain (loss) on available for sale financial assets		700	980	(290)	202
Comprehensive gain (loss) for the period		(1,345)	(4,331)	(11,492)	(9,313)

Basic and diluted net loss per Common Share		(0.04)	(0.12)	(0.25)	(0.22)

Basic weighted-average number of common shares outstanding		45,565,343	43,451,885	45,559,398	43,450,790

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

					Accumulated
					Other
			Contributed		Comprehensive
	Share Capital	Stock Options	Surplus	Deficit	Income	Total Equity
As at January 1, 2013	272,536	23,351	5,810	(53,337)	170	248,530
Stock-based compensation	-	5,451	-	-	-	5,451
Shares - exercise of options	411	(148)	-	-	-	263
Expired options	-	(479)	479	-	-	-
Other comprehensive loss	-	-	-	-	(290)	(290)
Net loss for the period	-	-	-	(11,202)	-	(11,202)
As at September 30, 2013	272,947	28,175	6,289	(64,539)	(120)	242,752

As at January 1, 2012	239,662	18,291	327	(40,828)	(90)	217,362
Shares - exercise of options	411	(148)	-	-	-	263
Stock-based compensation	-	8,460	-	-	-	8,460
Cancelled options	-	(3,033)	3,033	-	-	-
Expired options	-	(2,450)	2,450	-	-	-
Share issuance costs	(73)	-	-	-	-	(73)
Deferred tax	1,009	-	-	-	-	1,009
Other comprehensive loss	-	-	-	-	202	202
Net loss for the period	-	-	-	(9,515)	-	(9,515)
As at September 30, 2012	241,009	21,120	5,810	(50,343)	112	217,708

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Operating Activities
Net loss	(2,045)	(5,311)	(11,202)	(9,515)
Items not affecting cash:
Gain (loss) on revaluation of other short-term investments	(117)	-	363	-
Impairment) of marketable securities	195	230	3,778	809
Gain on disposition of mineral property	-	-	(150)	(684)
Gain on sale of marketable securities	(98)	-	(98)	-
Stock-based compensation	1,695	2,228	5,451	8,460
Other income - flow-though shares	(2,283)	(1,468)	(6,256)	(5,260)
Income tax expense	1,683	3,429	5,415	3,062
Finance expense and depreciation	5	7	16	34
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(322)	(1,265)	880	(1,903)
Accounts payable and accrued liabilities	1,855	1,247	1,521	4,576
Taxes payable	(56)	70	(153)	19
Net cash provided by (used in) operating activities	512	(833)	(435)	(402)

Investing Activities
Mineral interests	(14,347)	(17,173)	(29,231)	(37,568)
Redemption of short-term deposits	16,108	19,943	30,997	31,129
Cash proceeds from sale of marketable securities	150	-	150	-
Purchase of fixed assets	-	-	-	(8)
Cash proceeds from property recoveries	-	-	-	869
Net cash provided by (used in) investing activities	1,911	2,770	1,916	(5,578)

Financing Activities
Issue of share capital	263	-	263	189
Net increase (decrease) in cash during the period	2,686	1,937	1,744	(5,791)

Cash and cash equivalents, beginning of the period	1,342	(665)	2,284	7,063
Cash and cash equivalents end of the period	4,028	1,272	4,028	1,272

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2013 and 2012
(Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (the “Company”) and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended December 31, 2012. These interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2012. These financial statements were authorized for issuance by the Board of Directors of the Company on November 13, 2013.

3.	Recent accounting standards issued and applied

IFRS 10, Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12.  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company adopted IFRS 10 on January 1, 2013 and it had no impact on the financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.  IFRS 11 requires classification of interests in joint arrangements as either joint operations or joint ventures. For a joint operation, assets, liabilities, revenues and expenses are recognized and for a joint venture, the equity method is applied. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.  The Company adopted IFRS 11 on January 1, 2013 and it had no impact on the financial statements.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose entities. The Company adopted IFRS 12 on January 1, 2013 and it had no impact on the financial statements.

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard provides a single source of guidance of how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus is on an exit price. The Company adopted IFRS 13 on January 1, 2013 and it had no impact on the financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine was issued by the IASB on October 20, 2011. This new standard addresses accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current stripping activity asset. The standard also provides guidance for the amortization and impairment of such assets. The Company adopted IFRIC 20 on January 1, 2013 and given the development stage of the Company’s projects, it had no impact on the financial statements.

4.	Cash and cash equivalents and short-term deposits

($000’s)	September 30, 2013	December 31, 2012
Cash and cash equivalents	4,028	2,284
Short-term deposits	10,102	41,099
	14,130	43,383

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

5.	Marketable securities

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties, among other investments. These available for sale financial assets are recorded at fair value on the statements of financial position. In 2013, the Company determined that several of the investments were impaired and for the nine months ended September 30, 2013, recorded a $3.8 million (2012 - $0.8 million) charge to the statement of operations. For the three month period ended September 30, 2013, an impairment of $0.2 million was recognized and charged to the statement of operations. Also in the three month period ended September 30, 2013, a $0.1 million gain was recognized on the disposition of one investment.

6.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2013	2013	2013	September 30, 2013
KSM	140,853	23,920	-	164,773
Courageous Lake	60,830	5,311	-	66,141
Nevada Projects	2,882	-	-	2,882
Grassy Mountain	3,382	-	(2,614)	768
Quartz Mountain	144	-	-	144
	208,091	29,231	(2,614)	234,708

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2012	2012	2012	December 31, 2012
KSM	110,458	33,117	(2,722)	140,853
Courageous Lake	45,255	15,575	-	60,830
Nevada Projects	5,116	-	(2,234)	2,882
Grassy Mountain	3,359	23	-	3,382
Red Mountain	2,654	69	(2,723)	-
Quartz Mountain	369	-	(225)	144
	167,211	48,784	(7,904)	208,091

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a) KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2011. The optionee also held an option to purchase an additional $18 million of the Company’s shares and receive an option to acquire an additional 0.75% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $60 million or US$75 million and exercised the option to purchase the shares in December 2012, at a 15% premium to the market price of the shares at that time. The premium derived from the option agreement for the 0.75% net smelter royalty on this transaction was determined to be $2.4 million ($2.41 per share for 1,004,491 shares) which was recorded as a credit to mineral properties on the statement of financial position in 2012.

In the nine months of 2013, $23.9 million of expenditures were incurred to substantially complete the 2013 drilling and exploration program, complete and file an environmental assessment with the BC and federal governments and respond to comments from regulatory bodies during their review. In the three month interim period ending September 30, 2013, the Company incurred $13.4 million of expenditures related to KSM. Approximately $11.6 million of those expenditures related to drilling and other exploration costs and the balance, of $1.8 million, was incurred to progress the review and approval of the environmental assessment.

b) Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

In the nine months of 2013, the Company incurred $5.3 million in exploration costs to complete the winter and spring exploration and drilling programs and assess the results of those programs.

c)  Nevada Projects

In June 2011, the Company entered into a letter of intent with Golden Predator Corp. pursuant to which the Company and Golden Predator Corp., would contribute a portfolio of mineral properties into a new private company called Wolfpack Gold Corp. (“Wolfpack”). The letter of intent was superseded by definitive agreements executed in June 2012. The transaction was closed on June 26, 2012 and certain properties were transferred to Wolfpack, from the Company, while others were optioned. In total, 5,506,500 shares of Wolfpack were received as consideration for the optioned and transferred properties. Under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its lease interest in the Castle Black Rock property located in Esmerelda County, Nevada. To exercise this option, Wolfpack will issue to Seabridge an aggregate of 7,000,000 common shares of Wolfpack over a four year period, of which 840,000 shares were received on closing in June 2012. The next tranche of shares of 1,120,000 is expected in June 2014. If Wolfpack exercises the option, Seabridge will retain a 1% net profits royalty in the Castle Black Rock Property.

Also under the agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Four Mile Basin Property located in Nye Country, Nevada. To exercise this option, Wolfpack will issue to Seabridge an aggregate minimum of 3,000,000 Wolfpack shares over a four year period, of which, 360,000 shares were received on closing in June 2012. If Wolfpack exercises the option, Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other mineral derived from the Four Mile Basin Property. Seabridge has an obligation to pay 10% of the proceeds received under this option to a third party. Therefore, Seabridge will retain a minimum of 2,700,000 Wolfpack shares and a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals after complying with this obligation. The next tranche of shares of 480,000 is expected in June 2014.

In addition, under the executed agreement, Seabridge granted to Wolfpack an option to purchase 100% of its interest in the Liberty Springs Property located in Nye County, Nevada. To exercise this option, Wolfpack will issue to Seabridge an aggregate minimum of 2,500,000 Wolfpack Shares over a three year period, of which 300,000 Wolfpack shares were received on closing in June 2012. The actual number of Wolfpack shares to be issued to Seabridge following closing is subject to upward adjustment, based on future value protection formulae, and hence, these share amounts should be viewed as the minimum number of Wolfpack shares to be issued to maintain and fulfill the option. If Wolfpack exercises the option, Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other minerals derived from the Property. Seabridge has an obligation to pay 10% of the proceeds received under this option to a third party. Therefore, Seabridge will retain a minimum of 2,250,000 Wolfpack shares and a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals after complying with this obligation. The next tranche of shares of 400,000 is expected in June 2014.

Under the agreement, Seabridge sold to Wolfpack its interests in the several other properties located in Nevada for 4,500,000 Wolfpack shares. Seabridge will retain a 2% net smelter returns royalty on precious metals and a 1% net smelter returns royalty in respect of all other minerals derived from these properties, except that in the case of properties already subject to an underlying royalty, Seabridge will only retain a 1% net profits royalty. Seabridge had an obligation to pay 10% of the proceeds received under the acquisition of most of these properties to a third party. Accordingly, Seabridge retained 4,072,500 Wolfpack shares and either a 1.8% net smelter returns royalty on precious metals and a 0.9% net smelter returns royalty in respect of all other minerals or a 0.9% net profits royalty after complying with this obligation.

The fair value of the 5,506,500 shares received on closing has been recorded as a recovery of the carrying value of the Nevada projects. As Wolfpack and the Company currently have a common member of the Board of Directors the two companies are deemed related parties.

d) Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in the current year. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a credit to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant is exercisable to acquire one common share of Calico for no additional consideration. The special warrants can only be exercised to the extent that, after exercise, the Company holds less than 20% of the outstanding shares of Calico or if shareholders of Calico approve the allotment of shares. The fair value of the shares and special warrants has been credited to the carrying value of the mineral properties at the time of receipt of the securities.

The special warrants have been recorded on the statement of financial position in other short-term investments and have been marked to market with a loss of $0.4 million, recorded since their receipt. Management has estimated the fair value of the special warrants using expected cash flows based on the probability-weighted average of the range of possible outcomes. The asset retirement obligation, related to the Grassy Mountain property, of $0.6 million, has also been credited to the carrying value of the mineral properties. In addition to the shares and special warrants received as consideration, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. Following the de-recognition of the Grassy Mountain net assets, a value of $768,000 has been retained within mineral properties which represents management’s best estimate of the fair value of consideration to be received by the Company upon completion of a feasibility study. In the current quarter, the Company elected to convert 1,671,000 special warrants into common shares and the fair value of the shares has been included in marketable securities on the statement of financial position as at September 30, 2013.

e)  Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In the second quarter of 2012, the Company entered into an agreement with Banks Island Gold Ltd. to option its 100% interest in the Red Mountain Project.  Under the terms of the option agreement, in order to acquire the property, Banks Island Gold must: (i) pay the Company $100,000 on the execution of the letter of intent (ii) pay $450,000 in cash and issue 4,000,000 of its common shares upon execution of the definitive option agreement; (iii) pay the Company a further $450,000 in cash on or before December 15, 2012; (iv) pay the Company a further $1,500,000 in cash on or before August 3, 2013; and (v) pay the Company a final $9,500,000 in cash on or before February 3, 2015.  In 2012, the Company received $1 million in cash and 4 million shares of Banks Island Gold valued at $2.8 million. The value of cash and shares was recorded first as a recovery against the carrying value of the mineral properties, of $2.7 million, and the excess, of $1.1 million was recorded as a gain on disposition of mineral properties in 2012. Any subsequent receipts will be recorded as a gain. In the second quarter, the Company agreed to allow Banks Island Gold to defer the $1.5 million payment until January 2014. In return, the Company received 250,000 shares of Banks Island Gold. The fair value of those shares on the day of receipt, of $150,000 has been recorded as a gain on the disposition of mineral properties on the consolidated statement of operations and the fair value has been recorded in marketable securities on the consolidated statement of financial position as at September 30, 2013.

f) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $0.5 million in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the main Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2012, the agreement was amended allowing Orsa to pay the Company 1.5 million common shares of Orsa instead of the $0.5 million, then due. In the current quarter, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and, subsequent to September 30, 2013, made the next staged payment of $2 million to the Company. The value of cash will be recorded first as a recovery against the carrying value of the mineral properties, of $0.1 million, and the excess, of $1.9 million will be recorded as a gain on disposition of mineral properties.

In addition, upon the delivery of a feasibility study, Alamos must pay the Company either $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

7.	Accounts payable and accrued liabilities

($000’s)	September 30, 2013	December 31, 2012
Trade and other payables due to related parties	21	39
Other trade payables	5,667	3,889
Non-trade payables and accrued expenses	42	282
	5,730	4,120

8.	Shareholders’ equity

($000’s)	September 30, 2013	December 31, 2012
Share capital	272,947	272,536
Stock options	28,175	23,351
Contributed surplus	6,289	5,810
Deficit	(64,539)	(53,337)
Accumulated other comprehensive income	(120)	170
	242,752	248,530

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at September 30, 2013 and September 30, 2012.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three months ended September 30, 2013. The Company considers its capital to be share capital, stock options, contributed surplus and deficit.

On November 21, 2012 the Company closed two private placement financings and, in total, issued 1,100,000 flow-through common shares, at an average price per share of $21.85, raising gross proceeds of $24.0 million. The purchase price for 635,800 shares subscribed to, by residents of British Columbia, who are eligible to take advantage of provincial tax credits, was $22.68 and represented a 44.2% premium over the market price of the Company’s shares on November 21, 2012. The purchase price for 464,200 shares subscribed to, by residents outside of British Columbia, was $20.72 and represented a 31.7% premium over the market price of the Company’s shares on the same day.  The Company has renounced its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and has transferred the deductibility to the purchasers of the flow-through shares.  A combined premium of $6.7 million was recognized as a liability on the statement of financial position and the balance was recorded as share capital. At each reporting period, and as qualifying expenditures are incurred, the liability is reduced on a proportionate basis and income is recognized on the statement of operations. From the date of closing to December 31, 2012, the Company incurred qualifying exploration expenditures and $0.5 million of the premium was recognized as other income on the statement of operations in 2012. An additional $2.3 million of the premium was recognized as other income on the statement of operations for the quarter ended September 30, 2013 (nine months ended September 30, 2013 - $6.3 million) based on qualifying expenditures made. Share issuance costs of $1.7 million were incurred in 2012 in relation to the offering and have been included in equity.

The Company provides compensation to directors and employees in the form of stock options.  Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Stock option transactions were as follows:

		Weighted
		Average	Value of options
	Options	Exercise Price	($000’s)
Outstanding January 1, 2013	2,648,300	21.90	23,351
Granted	805,000	12.64	980
Exercised	(25,000)	10.54	(148)
Expired	(55,000)	23.59	(479)
Amortized value of options granted in 2010, 2011 and 2012	-	-	4,471
Outstanding September 30, 2013	3,373,300	19.75	28,175

Exercisable at September 30, 2013	1,633,300

		Weighted
		Average	Value of options
	Options	Exercise Price	($000’s)
Outstanding January 1, 2012	2,763,300	24.19	18,291
Granted	305,000	16.81	408
Exercised	(25,000)	10.54	(148)
Cancelled	(300,000)	29.75	(3,033)
Expired	(260,000)	29.60	(2,450)
Amortized value of options granted in 2010 and 2011	-	-	8,052
Outstanding September 30, 2012	2,483,300	22.19	21,120

Exercisable at September 30, 2012	1,078,300

The outstanding share options at September 30, 2013 expire at various dates between December 2013 and June 2018.

A summary of options outstanding, their remaining life and exercise prices as at September 30, 2013 is as follows:

	Options Outstanding		Options Exercisable
	Number	Remaining	Number
Exercise price	outstanding	contractual life	exercisable	Exercise price
$10.54	498,300	3 months	498,300	$10.54
$21.88	25,000	5 months	25,000	$21.88
$29.75	650,000	2 years 3 months	400,000	$29.75
$28.80	200,000	2 years 5 months	200,000	$28.80
$30.42	150,000	2 years 6 months	150,000	$30.42
$27.39	50,000	2 years 9 months	-	$27.39
$21.98	550,000	3 years 3 months	256,667	$21.98
$21.54	10,000	3 years 6 months	10,000	$21.54
$14.70	100,000	3 year 9 months	33,333	$14.70
$17.32	180,000	4 years	60,000	$17.32
$17.52	155,000	4 years 3 months	-	$17.52
$12.60	705,000	4 years 6 months	-	$12.60
$12.91	100,000	4 years 9 months	-	$12.91
	3,373,300		1,633,300

In the quarter ended March 31, 2013, 665,000 five-year options were granted to the directors of the Company at an exercise price of $12.60 and a fair value of $6.89 per option. This grant was subject to shareholder approval and the vesting is subject to the earlier of a major transaction on one of the Company’s two core assets or receipt of environmental assessment and environmental impact statement certificates for the KSM project. Shareholder approval was obtained on June 26, 2013, at which time the options were revalued to $3.46 per option. The fair value of these options is being amortized, from the date of the grant, over the expected service life of the options, estimated to be 1.8 years, which was based on the probability-weighted average vesting period of the Company’s range of possible outcomes. An additional 40,000 five-year options were granted to an employee of the Company, also at an exercise price of $12.60 and a fair value of $6.89 per option. These options vest over a two year period.

In July 2013, 100,000 options to purchase common shares were granted to a newly appointed officer of the Company. The shares have a five year term and an exercise price of $12.91. The fair value of these options of $7.24 is being amortized and charged to the statement of operations over the estimated service life.

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2013	2012
Dividend yield	Nil	Nil
Expected volatility	56% -67%	67%
Risk free rate of return	1.3%-1.8%	1.34%
Expected life of options	4.7 - 5 years	5 years

No other features of the option grant were incorporated into the measurement of fair value.

9.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at September 30, 2013 and December 31, 2012, which include cash and cash equivalents, short-term deposits and marketable securities and other short-term investments are classified as a Level 1 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2013, the Company had a cash and cash equivalents and short-term deposits balance of $14.1 million (December 31, 2012 - $43.3 million) for settlement of current liabilities of $6.1 million. The short-term deposits are in various guaranteed investment securities with maturities to December 10, 2013 but are redeemable, in whole or in part, with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Marketable Securities Risk
The Company has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.0 million in gold exchange traded receipts.  The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

10.	Corporate and administrative expenses

($000’s)	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Employee compensation	658	566	1,821	1,932
Stock-based compensation	1,695	2,228	5,451	8,460
Professional fees	44	66	166	308
General and administrative	327	253	1,003	1,145
	2,724	3,113	8,441	11,845

11.	Income taxes

The Company recognized income tax expense of $5.4 million (2012- $3.1 million) related to the potential unwinding of taxable temporary differences between the tax basis and book values of mineral properties, tax liabilities related to the 2012 flow-through financing and the tax treatment on the proceeds from the disposition, or optioning, of the Company’s non-core assets.

12.	Related party disclosures

During the nine months ended September 30, 2013, a private company controlled by a director of the Company was paid $84,860 (2012 - $87,000) for software licenses provided by his company; a private company controlled by an officer was paid $102,375 (2012 - $194,000) for legal services rendered.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at September 30, 2013, $21,000, of liabilities to related parties, remained outstanding (September 30, 2012 – nil).